INVEST IN **OUTSITE**

Building a network of homes, designed for remote workers


OUTSITE
Work Anywhere. Live Differently.

outsite.co Santa Cruz CA

LEAD INVESTOR

Nicolas Maciocia

In the last decade, many operators have tried to disrupt the fundamental principles of hospitality. Outsite started its journey a couple of years before the standardization of remote work allowing them to perfectly position their brand and operations standards to capture the requirements of digital nomads around the world. Outsite is now a strong global community of more than 3,600 members, using 50 spaces on 4 different continents! Every time I enter an Outsite, in whatever country, it feels familiar. Outsite has perfectly tackled the challenges of the remote worker market with strong operational standards and great brand positioning.

Invested $50,000 this round

Highlights

1. 4000 Members & 50 Spaces Worldwide
2. $8.7M Annualized Revenue
3. Industry Leading NPS Score of 65
4. 100% YoY revenue growth the last 2 Years
5. $75M committed from Keys REIM and other EU/LatAm Real Estate Partners
6. $8.3M raised from Montage Ventures, Spark Growth Ventures, Structure VC and real estate funds
7. Featured in Financial Times, WSJ, Forbes & The Times

Our Team



Emmanuel Guisset CEO & Founder

Serial entrepreneur with 10 years experience developing businesses in the U.S and Europe. Passionate about remote work and the positive impact it can bring.

> We created Outsite from the simple seed of an idea to live and work in beautiful locations, surrounded by interesting people.



Liz Ribot COO & Co-Founder

Made the list of top COO in the leisure space in California. Manages 50 locations and more than 40 team members.



Stijn Beauprez CTO & Co-Founder

Big data and FinTech experience. Building Outsite as an 2.0 hospitality business through differentiated technology.



Jennifer Yuen Head of Guest Experience

Former Head of Brand at Airbnb Americas and Guest Experience at Holiday Inn. In charge of positioning Outsite brand.



Alexis Janoray Head of Expansion Europe



Former VP, Head of Development Africa for Accor. 15+ years of experience in finance and hospitality to expand Outsite through the EU.



Todd Kimmel Board Member

Founder and Managing Partner of Montage Ventures, a venture capital firm actively investing in the financial services, consumers and healthcare sectors.



Hem Suri Board Member

50+ VC/PE and merger & acquisition transactions with $2B+ capital over ~15 years. 2x VC founder, 20+ boards, 2x interim CEO and Wall Street + multiple Fortune 500 functional leadership experiences.



Brad Handler Board Member

Co-Founder of Inspirato and has served as its Executive Chairman of the Board of Directors since January 2010. Before co-founding Inspirato, he started his career at Apple, then later served as eBay's first attorney.



Claire Flurin Board Member

Co-founder of Co-Liv - Head of R&D at Keys Asset Management - Creator & Curator of CuriosityisKeys.com



Daniela Misleh Head of Design

Creating a bespoke hospitality experience for the new generation of travelers. Experience working in luxury villas and contract projects like Intercontinental Hotel.



Rebecca Males Head of Marketing

Previous creating content for BuzzFeed and Skyscanner, now storytelling for Outsite.

"Work from home" is now "work from anywhere".


" 10% of workers will keep working from home after the pandemic.
If just 10% of them travel and work remotely, that will be enormous."
OUTSITE

The impact of the pandemic has meant that some of the largest companies in the world are now permanently remote, and it's here to stay. Not only has it changed the way we work, but it's changed how many of us spend our time outside of work, too.

Outsite started from the simple seed of an idea, to live and work anywhere. We started in a small beach house in Santa Cruz, now we have 50 spaces around the world that our Members call home.

We're providing a medium/long term accommodation solution for remote workers who can work remotely, from anywhere. This is just the beginning.

Emmanuel Guisset, Outsite CEO


BUILT FOR WORK FROM ANYWHERE LIFESTYLE
SPACES
50 properties worldwide where remote professionals live and work
COMMUNITY
A global community of Outsite Members
BRAND
A brand trusted by digital nomads since 2016


OUTSITE

A product designed for the next generation of travelers.


A BESPOKE HOSPITALITY EXPERIENCE
01. Comfortable private en suites, apts and studios
02. Well equipped kitchens
03. Dedicated community manager
04. Unique travel planner and booking platform
05. Shared workspaces high-speed wifi
06. Hospitality with sustainable credentials
OUTSITE


OUTSITE PROPERTIES
Clusters of Villas
Los Angeles, CA. Example:
5 Villas
26 Private Bedrooms
Large communal spaces to work
and meet other Members
Commercial Building with Cowork Cafe
Lisbon, Portugal Example:
1 Historic Building
25 Private Bedrooms
Cowork Cafe on the ground floor
where locals and Members meet
OUTSITE

How does Outsite acquire properties?

We started by leasing properties directly from landlords, but now we are gradually moving toward revenue share agreements with landlords and real estate investors.

What are the criteria for an Outsite property?

Our customers require lively, walkable surroundings, common social space, and quality finishes. We look for villas (6 keys minimum) and commercial spaces (25 bed minimum). The bed-bath ratio is always 1:1 or 2:1 in rare cases.


A UNIQUE MEMBERSHIP MODEL
4000
MEMBERS
Yearly Membership $149
Lifetime Membership $399
Access to:
• All properties worldwide
• Lifestyle perks
• Online community
• Offline and online events
OUTSITE


BUILDING A STRONG COMMUNITY
65
NPS
Industry leader Westin has 59, Selina has 54.
"The most unforgettable accommodation and community in my life...I am grateful to Outsite for creating a precious experience that I will never forget in my life."
Chabin Park
★★★★★
"Outsite has been a reliable remote working solution for me for many years."
David Roma
★★★★★
"Outsite gives me a 'soft landing' for any destination. It's a great community of like minded, globally active, co-workers to tap into upon arrival."
Peg Samuel
★★★★★
OUTSITE

Who uses Outsite?

The Outsite Community is a diverse network of professionals from all over the

world. There are remote workers, entrepreneurs, freelancers, creatives, managers, artists, students, teachers and more.

There are 40 different nationalities represented within the community and the average age is around 35 years old with Members in their 20's and some in their 60's.


WE ARE THE INNOVATOR AND MARKET LEADER
$10M
REVENUE
100%
YEARLY GROWTH
50
PROPERTIES
33
CITIES
NEW YORK
CALIFORNIA
TEXAS
COLORADO
HAWAII
MEXICO
NICARAGUA
COSTA RICA
PUERTO RICO
FRANCE
SPAIN
PORTUGAL
MOROCCO
INDONESIA
OUTSITE

Revenue calculated from annualized revenue from December 2022 - forward looking projections are not guaranteed

Where will Outsite expand?

In 2023, our #1 priority is to consolidate the business by adding more properties and rooms where we already have infrastructure. That will allow us to have full time community managers everywhere so the guest experience will be much better. We will still launch a few new cities in Southern Europe, US and LATAM in the second semester.

In 2024, We plan to grow further within Europe and Latin America, specifically in France, Spain, Italy, Croatia, Greece, Colombia and Mexico.

Beyond 2025 and into 2027, we plan to expand in APAC and new countries in LATAM like Brazil and Argentina.


TRACTION
Annualized Revenue
Beds
Members
$12.0M
$10.0M
$8.0M
$6.0M
$4.0M
$2.0M
$0.0M
2018
2019
2020
2021
2022
OUTSITE

Forward-looking projections are not guaranteed.


DISPERSED COMPETITION
LEAVES A LARGE WHITE SPACE
OUTSITE
AIRBNB
HOSTEL
HOTEL
COLIVING
Hospitality Type
Remote Work
Business & Leisure
Leisure
Business & Leisure
Housing
Length Of Stay
Consistent Guest Experience
Affordable
Community
Work Friendly
Flexible Length Of Stay
Members Only
OUTSITE


PROVEN ASSET LIGHT MODEL
BRAND, DESIGN, GUEST EXPERIENCE
OPERATIONS
SALES AND MARKETING
OUTSITE FEES (% of revenue)
FRANCHISE
Ownership manages. OpEx paid by ownership
15%
(8% to 22% based on asset size)
MANAGEMENT
Outsite branding & design guidelines. CapEx paid by ownership
Outsite manages. OpEx paid by ownership
Outsite website and APP for reservations and revenue management
18%
(11% to 25% based on asset size)


LEASE
Outsite manages. OpEx paid by ownership
30%
(15% to 45% based on asset size/location)
OUTSITE


DIRECTORS & KEY PARTNERS
Board Members
Todd Kimmel
Claire Flurin
Brad Handler
Hom Suri
Established Real Estate Developers/Funds
STONE
KEYS
LAFAYETTE
WLA
CDP AMERICA
PERSEPOLIS
DIARQ
AAA
Investors
500
kima ventures
MONTAGE VENTURES
STRUCTURE CAPITAL
SGV
OUTSITE


EXPANDING MEMBERSHIP VALUE BY 2027
300 PROPERTIES
- Worldwide footprint
- Living & coworking
- Villas, apartments, hotels
- Cowork Cafes
OUTSITE APP
- Travel planner & booking platform
- Online community of 50k Members
- Offline and online events
- Perks and partners
SERVICES
- Tax management
- Storage
- Visa & relocation
- Insurance
Meet your housemates
Upcoming Meetups
100K
MEMBERS
300
CORPORATE PARTNERS
OUTSITE

Forward-looking projections are not guaranteed.


THE GLOBAL LIVING PLATFORM
FOR DIGITAL NOMADS
$300M
REVENUE
300
PROPERTIES
100
CITIES
100k
MEMBERS
OUTSITE

Forward-looking projections are not guaranteed.

How will this raise be used at Outsite?

We will be using the funds raised to further grow the company in terms of properties, and improving the member experience both on-site and online. We also want to create a business development team to partner with companies so they can offer Outsite to their workforce.

What will I get from Crowdfunding?

Your investment may convert into equity in a future of round of funding (usually led by an institutional investor) or when there is an exit (IPO, SPAC or acquisition). Depending on the amount you invest, you will also receive Outsite gift cards redeemable for memberships (pending approval) or/and stays at Outsite locations.





OUTSITE

As seen in The Times, Le Monde, Financial Times, Forbes, Wall Street Journal, The Telegraph and Quartz.